Exhibit (a)(32)

LETTER TO MIDWEST’S BOARD OF DIRECTORS

Joseph B. Leonard

Chairman & CEO

February 19, 2007

To: The Members of the Board of Directors of Midwest Air Group

John F. Bergstrom	James Boris
Ulice Payne, Jr.	Samuel K. Skinner
Elizabeth T. Solberg	Richard H. Sonnentag
Frederick Stratton, Jr.	David H. Treitel
Timothy E. Hoeksema

We request that you promptly set a date no later than one year from the date of your 2006 meeting – April 26, 2007 - for your 2007 Annual Meeting of Shareholders. We believe that your shareholders have a right to vote on matters that are of the utmost importance to their investment and to demand accountability with respect to the actions of your management in response to our proposal to combine Midwest and AirTran.

We make this request in light of recent actions taken by the Midwest management in what appears to be an effort to act in their own interests at the expense of what is in the best interests of Midwest’s shareholders and employees. Our conclusion stems, in large part from the various presentations and public comments management has made over the last few weeks as they try to defend the Midwest stand alone plan. While we recognize that they may not personally like our offer to acquire the company as opposed to wanting to go it alone, we think that you, your shareholders and the public would be better served if the Midwest management focused more on the merits of our proposal and less on what appears to us as nothing more than a campaign of misinformation to support your recommendation that your shareholders not tender their stock.

Given its track record of consistent and substantial losses and pursuing yet another business plan that is seriously flawed, we can understand why Midwest management might want to deflect any focus on the credibility of its newest business plan; but as fiduciaries for your shareholders, you are charged with the obligation to respond to their interests along with those of your public and employee constituencies. Frankly stated, Midwest management’s business plan is as insubstantial as its deliberately false claims on service, competition and job loss.

Members of Board of Directors

Midwest Air Group

February 19, 2007

Let me first address some claims which are demonstrably false with respect to the AirTran proposal that your management seemingly repeats at every opportunity. Most recently this was evidenced in an advertisement that appeared on February 14, 2007 in the Milwaukee Journal Sentinal featuring pictures of various public officials along with false claims about the loss of jobs and service which unquestionably originated from Midwest management. If your management is prepared to embarrass public officials by furnishing them with false information, we presume that it does not shy away from presenting the same misinformation to you.

AirTran has set out in detail going back to the paper sent to you in June of 2005 and in our exchange offer and in exhibits to other filings with the SEC a growth plan for the combined carrier identified by city with specific growth plans set out for Milwaukee and Kansas City. We said in that 2005 paper that “The City of Milwaukee would benefit from a nearly 90% increase in daily seats through a combination of 30% more flights with an average of 26 seats more per aircraft and the addition of approximately 16 to 17 additional aircraft … and corresponding employment increases”. These numbers have been refined in our latest offer but the proposal remains the same – a merger of our two airlines will produce a wider range of business and leisure capacity than anything being proposed by Midwest management in its stand alone plan.

Midwest management knows that its public comments on the levels of service have no basis in fact yet they continue to mislead the public and, we suspect you, with these deliberately false claims. There is no factual basis in anything that we have presented to Midwest management that in any way suggests a reduction in service to and from Milwaukee. In fact, if you truly did “due diligence” on our proposal before rejecting it and accepting the alternative “stay the course” plan served up by Midwest management, you would have discovered that just the opposite is true. This is not a combination with substantial overlap of service where that redundancy might serve as a basis for a reduction in flights - for some reason that defies that unquestioned fact, your management continues with a string of public comments about mergers producing job losses based on a vague claim about redundant flights.

In order to accept the claims of Midwest management about loss of service you have to assume that AirTran is spending its time and capital simply to downsize the Milwaukee and/or Kansas City markets for a business reason that is not particularly evident, rational or clear. What is true and is consistent with the successful way in which we have managed our business to profitability is our understanding that in order for us to achieve the kind of returns we envision for the stakeholders of a combined AirTran and Midwest, these are the very assets that we seek to build upon. Our vision of a larger and stronger national low-cost carrier with quality and service standards above anything found among the low cost

Members of Board of Directors

Midwest Air Group

February 19, 2007

carriers today requires us to develop the Milwaukee and Kansas City hubs. It would be illogical, and Midwest management knows this, for the merged entity to dismantle or harm Midwest’s established business and customer base.

Our view of the service benefits is shared by many industry analysts as best expressed by a recent report from an independent expert on the industry, Bob McAdoo of Prudential Securities who noted that the merger of the two airlines would materially improve service for Milwaukee business travelers by adding new destinations in the west and northwest; provide travelers from small communities presently served by Midwest with connecting opportunities to far more cities than are presently available to them; and, offer low cost/low-price service to a wider range of customers who are now traveling to the Chicago area airports to find affordable service to their desired destinations. Applying our standard model on consumer savings when we enter a market to our plans for service in Milwaukee, we estimate that Milwaukee and Wisconsin consumers in cities connecting over Milwaukee will each year save approximately $363.2 million dollars on air fares. This is our vision for the future and it is based upon fact and a proven track record. We do not believe that Midwest’s stand alone plan generates anything near this level of consumer benefit.

We contrast our plans with Midwest’s stand alone plan that appears to focus on a continuous reduction in the number of seats offered in the Milwaukee market with the substitution of outsourced regional aircraft for flights presently operated with its own B-717 aircraft. Based on some recent public announcements by Midwest and plans announced for its Kansas City operations, it appears that there will be a significant shift of capacity away from Milwaukee and to Kansas City. Our plans for a combined airline calls for a material addition of capacity for Milwaukee with a balanced growth plan for Kansas City – something we can accomplish with the aircraft that we presently have on order.

It is obvious that all of this growth comes with an increase in jobs for Milwaukee and Wisconsin. As we have previously told Midwest management, each aircraft that we add creates approximately 62 new jobs for us but creates additional jobs in the community for the many third party vendors that support our operations. With the exception of some limited executive and administrative positions, we fully expect to keep jobs in place and to add many new ones as well. We have said publicly that we intend to keep the reservations and maintenance facilities and grow both over time. Yet, with no factual basis whatsoever, Midwest management tries to scare employees and local residents about the loss of jobs.

Look at the facts and you will see that over the last five years, AirTran has created almost 3500 new jobs as we have grown and we fully expect to continue that pattern with our plans to merge with Midwest. Midwest’s management knows full well that that will happen but chooses to mislead the public and, we assume you, on the question of jobs.

Members of Board of Directors

Midwest Air Group

February 19, 2007

As for job growth, even you, in all fairness, must acknowledge Midwest’s contrasting poor record on jobs and wages. Now, with Midwest’s announced plans to outsource additional jobs to a regional carrier in Utah and a plan to shed Beech 1900 flying to a third party, it is hard to believe that Midwest management would have the audacity to accuse AirTran of intending to pursue a strategy that Midwest is already implementing. We also find it curious that you have permitted management to cut back the wages of the Company’s rank and file employees and reduce headcount, while you reward your CEO with compensation and benefits greater than anything that he had previously received in prior years.

We cannot help but comment on what appears to be the deliberately misleading claims by senior Midwest officials on AirTran’s delivery schedule for our B-737-700 aircraft. Your management knows but perhaps does not keep you informed about how much demand exists for B-737-700 aircraft and how advantageous was the timing and pricing of AirTran’s original order for these aircraft. Our aircraft were acquired at a substantial multi-million dollar discount to current market value. We view our aircraft order as a strategic asset which provides ideal aircraft to expand and grow the Milwaukee market and to provide the service that Midwest has no near term operational ability to offer. Midwest appears to agree with our assessment of the need for longer range aircraft since it has spent the better part of a year looking at Airbus A-320 and Boeing 737-800 aircraft – since our aircraft purchase agreement allows us to substitute 737-800s for the 737-700s, it is evident that we can satisfy sooner what Midwest implicitly acknowledges is a deficiency in its fleet.

To hear the comments from your senior marketing officer that AirTran is, to use his words, “desperate” to find a home for its aircraft is utter nonsense but for it being a part of the more appropriately labeled “desperate” effort by Midwest management to defend its policies and to mislead your shareholders. Acquiring old MD-80 aircraft as growth vehicles hardly represents a strategic vision but it does suggest a belated recognition of the company’s precarious position in a highly competitive market place.

And that leads to a consideration of the alleged viability of the Midwest stand alone plan. As far as we have been able to tell from Midwest’s public comments and from its investor presentations, the Midwest plan to achieve its goals rests upon the assumption that the competitive situation will basically remain unchanged in Milwaukee and Kansas City. We have frequently heard the refrain from Midwest management that Northwest Airlines was driven out of Milwaukee and that Southwest Airlines would never operate from Milwaukee and that if it did enter the market it would not matter since Midwest’s superior service product would blunt the force of Southwest’s competitive impact. We, among others, seriously question that assumption.

Members of Board of Directors

Midwest Air Group

February 19, 2007

Given the fact that Midwest has lost money for each of the past five years and that each year that Northwest operated significant service in Milwaukee, Midwest’s premium yields were materially diluted we can understand why Midwest management might wish that this assertion were true. However, wishing does not equate to reality. Add Southwest, Jet Blue and AirTran to the competitive mix in Milwaukee and watch the Northwest yield dilution effect multiply across the board.

Midwest’s management over the years has been consistent in one regard – it has generated consistent and substantial losses. The same refrain heard today about the competitive benefit of its service product is an echo from its past and we believe there is no reasonable basis whatsoever to believe its current optimistic forecasts.

It is not a coincidence that Midwest’s recent near breakeven performance comes a year or so after Northwest’s bankruptcy. To subject your shareholders to the vagaries of Northwest’s (or other competitors’) strategic plans may be asking too much in light of past history which is a clear guide as to what lies ahead for Midwest. In sharp contrast to AirTran, Midwest has had a cumulative loss of $150 million since 2002. AirTran has succeeded in the face of strong and sustained competition at our Atlanta hub with Delta Air Lines and we effectively compete against Southwest from a number of focus cities. We understand the dynamics of the marketplace.

Midwest’s management may want to ignore the reality of the marketplace, but can you, as the shareholders’ fiduciary, afford to gamble with the market risk, especially in light of comments made last week by Southwest Airlines’ CEO on that carrier’s service to several destinations with multiple airports. In discussing Southwest’s return to San Francisco, he compared the bay area’s three airports – each served by Southwest – with similar operations in the Los Angeles area with Los Angeles, Ontario, Burbank and Orange County airports; and Boston metro with Boston Logan, Providence and Manchester airports. Service to both Midway Airport and Milwaukee falls squarely in that growth plan along with the fact that Milwaukee is a very typical Southwest market. But whether it be Northwest or Southwest or AirTran or JetBlue, it is clear that Milwaukee is going to see an expansion of service by legacy and low cost airlines – the market is not static anywhere except in the modeling of Midwest’s stand alone plan.

We note with interest that our view is shared by Raymond James & Associates, your advisor as recently as three months ago, who in a note published on February 13, 2007 observed that absent a merger with AirTran there is “… an increasing likelihood that additional capacity will enter the Milwaukee market at some point.” The note also addressed the immediate term’s “encouraging revenue

Members of Board of Directors

Midwest Air Group

February 19, 2007

environment” … “driven … by a very favorable capacity environment” as a result of capacity reductions in a number of Midwest markets. Combining the two comments, the “encouraging revenue environment” can be expected to be subject to increasing pressure given the “likelihood” of competing carriers coming into these markets. Raymond James expressed this concept more directly when it identified as one of the “risks” related to Midwest its very high dependence on its Milwaukee hub where “any …material entry of competing capacity could have a pronounced negative impact on Midwest’s results”.

Yet another analyst, Vaughn Cordle of Airline Forecasts, quoted in a February 14, 2007 news article in The Atlanta Journal Constitution, echoes these comments when he notes that Midwest’s most profitable routes between its Milwaukee hub and New York and Boston are vulnerable to new competition from Jet Blue, Southwest or a revived Northwest. It would appear that Midwest Management is alone in its view that its service product will protect it from competitive forces in the marketplace. Mr. Cordle, in that same article notes that Independence Air when faced with a merger proposal resisted and chose a stand alone plan that led to its liquidation. Independence Air, as you may know, had a long tenured, entrenched management that ignored the marketplace reality that its business model did not work – a contemporaneous observation of many airline analysts.

To provide an independent view of the current situation, I am attaching a selection of comments from twelve different Wall Street analysts on our proposal and on Midwest’s prospects as a stand alone carrier. You will note that in general their views and ours are remarkably similar and at variance with your management’s assessment of the value of this combination and Midwest’s long term prospects as a stand alone airline.

Based on reports that we have received about a recent meeting between Midwest’s senior management and some of your largest shareholders, we believe that you are obligated to listen to your owners’ views and enter into discussions with Air Tran. Your owners and we know full well that Midwest’s claims in its investor presentations that “Midwest’s shareholders are poised to benefit from company’s investments and execution of its strategic plan” rest on a slippery slope of optimistic assumptions that are inviting serious skepticism by investors. Even Midwest’s boasting about its increasing stock price was questioned by Raymond James in its “risks” section of its February 13, 2007 report where it noted that if AirTran’s offer to acquire Midwest is rescinded “… Midwest’s share price could be materially impacted”.

Midwest’s management likes to call AirTran’s offer “inadequate and opportunistic”. Since Midwest management has never entered into serious

Members of Board of Directors

Midwest Air Group

February 19, 2007

discussions with AirTran or even permitted AirTran to conduct modest “due diligence” it has no basis for finding our offer adequate or inadequate. It is curious that in the amendment to your Schedule 14D-9 filing on February 13, 2007 with the Securities and Exchange Commission, Midwest management claims that your company’s shareholders would be disadvantaged as to AirTran’s shareholders in the equity portion of our current offer. We believe that this is another Midwest management economic analysis without an objectively supportable foundation. In any event, if this is, in fact, what Midwest management believes then it would seem logical that negotiations should be undertaken to improve that alleged imbalance.

Midwest’s management has made sure that AirTran was not afforded the opportunity to identify and understand additional value by refusing to have any discussions with us. It is somewhat circular logic to claim that we have undervalued Midwest but at the same time make sure that we are denied even basic “due diligence” into that value.

While it may be defensible and understandable for you to want to accept Midwest management’s assumption about the value creation theory they cling to, do you ignore your own commitment to the Midwest stakeholders by turning your back on the risks you are placing on your investors and employees? Even the contract that you entered into with Goldman Sachs raises issues about an objective analysis of our proposal since you will be paying Goldman a premium under that agreement if Midwest remains independent. You have created a bounty for them not to consider what is best for Midwest’s shareholders. This approach hardly suggests an unbiased review of AirTran’s proposal or developing any value creation scenario.

Please know that we are committed to seeing this transaction through to completion. We are encouraged by the broad support that we have received from a number of Midwest stakeholders, but especially by the growing feedback from Midwest’s shareholders. We welcome their inquiries and value their wisdom, and we want you to have the opportunity to hear directly from them, which can be accomplished at the forthcoming Midwest Annual Meeting, for which we are requesting you set a record date and a meeting date. Perhaps at that meeting you can explain to them the one question that we cannot answer: why won’t you, as their fiduciaries, demand that Midwest’s management sit down with us to negotiate a merger agreement that is clearly beneficial to all of the Midwest constituents? Clearly, this is a question that you have to answer to them and all of your stakeholders.

We believe that Midwest’s shareholders are entitled to quiz both you and Midwest management on the basis for management’s public statements and assertions. Management is using these statements to directly or indirectly support your recommendation that your shareholders not tender their shares. You are aware of these statements and their purpose. Your fiduciary duties to your

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Members of Board of Directors

Midwest Air Group

February 19, 2007

shareholders require you to instruct management to correct them and absent that action you are endorsing them in violation of those duties. Management and you bear full legal responsibility for these representations and they are in fact without foundation.

For all of these reasons, we again request that you set an early date for your Annual Meeting of Shareholders and create an unfiltered forum for you to hear from your owners.

Yours truly,

Joseph B. Leonard

Enclosure

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Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

12/13/2006	Bob McAdoo	Prudential	Analyst	Report	“AirTran has offered to acquire Midwest Airlines for $11.25 a share a 37% premium. Midwest has rejected the offer. We believe this deal would be good for AirTran. We expect AirTran will eventually sweeten the deal and it will be accepted.”

12/13/2006	David Strine	Bear Stearns	Analyst	Report	“We believe AAI’s bid for Midwest makes sense from a fleet (both large operators of B717s) and network (AAI strong in southeast, MEH in the midwest) perspective.”

12/13/2006	Marisa Thompson	Morningstar	Analyst	SmartMoney.com	“With the premium ATA offered to Midwest shareholders, this is the kind of deal that’s going to be in the can when all is said and done. I think Midwest would have serious trouble proving to its shareholders that it could create more value on a standalone basis.”

12/13/2006	Ray Neidl	Calyon Securities	Analyst	Report	“We believe a merger would make sense, given that the two companies’ route networks are complementary with limited overlap, and combines AirTran’s strong East Coast presence with Midwest’s hubs in Milwaukee and Kansas City. There is also a strong fleet commonality between the carriers that creates significant cost synergies. AirTran is the largest operator of Boeing 717s and Midwest is the second largest operator. In addition, AirTran will be able to upgrade Midwest’s MD-80s with its new, more fuel efficient 737 aircraft. In our opinion, AirTran’s offer for Midwest would face minimal regulatory resistance due to its size and, if completed, this would be the beginning of a new nationwide LCC, especially with AirTran’s recent marketing agreement with Frontier. We believe JetBlue could be forced into the merger game. Midwest Air has rejected AirTran’s proposal but we believe the deal is feasible with shareholder approval.”

Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

12/13/2006	Ray Neidl	Caylon Securities	Analyst	Reuters	“The AirTran-Midwest deal has a much better chance of being done with the regulators, There is very little overlap. They are both relatively small companies.”

12/13/2006	Roger King	CreditSights	Analyst	BusinessWeek.com	“I believe the value of mergers is undisputed: There’s still too much capacity in this industry. Some of these hubs and routes need to be taken out and mergers are a way to do that.”

12/13/2006	Susan Donofrio	Cathay Financial	Analyst	Report	“Our positive view of AirTran would be further enhanced by a link-up with Midwest Airlines. The $60m in estimated annual benefits from a merger could add up to $0.39 annualized to AAI’s EPS on a fully taxed annual basis, excluding the accretion from Midwest.”

12/14/2006	Brian Nelson	Morningstar	Analyst	Chicago Sun-Times	“I think the $11.25 offer is a great deal for Midwest shareholders. Midwest is worth more to AirTran than it is as a stand-alone company.”

12/28/2006	Brian Nelson	Morningstar	Analyst	Chicago Sun-Times	“We do think this deal is going to get done. This is going to be a great deal for Midwest.”

1/4/2007	Brian Nelson	Morningstar	Analyst	Milwaukee Journal Sentinel	“This deal looks like it’s going to get done, one way or another.”

1/11/2007	Craig Kennison	Baird	Analyst	Report	“As AirTran’s stock appreciates, the offer clearly becomes more compelling,”

1/11/2007	Helane R. Becker	Benchmark	Analyst	Associated Press	“There’s a lot of synergies that AirTran can get in this transaction...You don’t need two CEOs, two CFOs.”

1/11/2007	Helane R. Becker	Benchmark	Analyst	Report	“If the Board of Directors prefers for Midwest to remain independent it is always possible, of course that management puts together a competing bid. We believe it would be difficult, however for them to match the synergies that a merger with another airline would create.”

Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

1/11/2007	Kevin Crissey	UBS	Analyst	Report	“We tend to agree with AirTran’s critical assessment of Midwest’s longer-term potential. Growth using regional jets is not particularly compelling and Midwest lacks an industry leading cost structure to really pursue the low fare model. In our view, Midwest is a well-liked, niche carrier with a second tier hub and few competitive advantages to allow for significant growth.”

1/11/2007	Ray Neidl	Calyon Securities	Analyst	Report	“We believe a merger would make sense, given that the two companies’ route networks are complementary with limited overlap, and combines AirTran’s strong East Coast presence with Midwest’s hubs in Milwaukee and Kansas City. There is also a strong fleet commonality between the carriers that creates significant cost synergies. AirTran is the largest operator of Boeing 717s and Midwest is the second largest operator. In addition, AirTran will be able to upgrade Midwest’s MD-80s with its new, more fuel efficient 737 aircraft. We believe this deal is important for AirTran not only because of the growth opportunities it provides but also because it would diversify the carrier’s operations beyond the very competitive East Coast region and its Atlanta hub, where a reinvigorated Delta, or a Delta that could be part of a larger system, operates.”

1/12/2007	Susan Donofrio	Cathay Financial	Analyst	Report	“Our positive view of AirTran would be further enhanced by a merger with Midwest Airlines. The $60m in estimated annual benefits from a merger could add up to $0.28 annualized to AAI’s EPS on a fully taxed basis, incorporating shareholder dilution from the transaction.”

Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

1/23/2007	Bob McAdoo	Prudential	Analyst	Report	“Although Midwest Air and its Board have rejected the offer thus far, we believe they will eventually accept some offer. The Midwest Board will likely consider that the proposed transaction should provide substantial further upside to the current MEH holders, and that Milwaukee, and the state of Wisconsin, would benefit meaningfully from such a combination. Importantly, lacking an agreement, we believe that either AirTran or Southwest Airlines will commence service in Milwaukee, likely in a matter of months, and MEH shares could fall to below $10, where it traded before the AAI offer became public...AirTran sees $60 million in synergies, there’s probably even more....This deal would be good for Wisconsin, Milwaukee and surrounding areas....Comparing the hassle-free environment of the MKE airport to the Chicago or Minneapolis airports, we expect that a potential merger of AAI and MEH would make travel to the small connecting cities on the MEH system more attractive from the West and from throughout the AAI system in the South....A merger would likely help both Midwest and AirTran.”

1/23/2007	Ray Neidl	Calyon Securities	Analyst	Report	“In our opinion, Midwest faces an uncertain future as a standalone carrier. The company has experienced losses for the past few years and we believe going forward, it faces a very competitive environment with limited growth opportunities. In the long term, we maintain our view that AirTran is one of the better positioned low-cost carriers in the industry and we maintain our ADD rating.”

Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

1/24/2007	Brian Nelson	Morningstar	Analyst	WisBusiness.com	“We think there is a high probability of this deal going through. It’s just a matter of getting shareholder acceptance of this offer, or perhaps a higher one if AirTran moves it up. But we think it will happen. I know that Midwest management has been aggressive in fighting the takeover, but it will ultimately come down to shareholders putting pressure on the board...That could happen with a sweetened offer, but they might not want to quarrel over what amounts to pennies. Again, this ultimately comes down to shareholders considering what is in their best interest. We think this is a great opportunity for them.”

1/24/2007	Buck Horne	Raymond James	Analyst	Report	“In our opinion, the joining of AirTran’s and Midwest’s networks and compatible fleets seems to make sense and offers fewer potential complications than most airline deals contemplated in recent memory.”

1/24/2007	Susan Donofrio	Cathay Financial	Analyst	Report	“Our positive view of AirTran would be further enhanced by a link-up with Midwest Airlines….If AirTran’s $60m ($40m in revenues and $20m in costs) in annual synergy number is correct, then this would be highly accretive to a combined Midwest/AirTran, especially considering that Midwest is expected to earn $23m in 2007, according to FactSet, and we expect AirTran to earn $91m in 2007.”

1/26/2007	Michael Derchin	FTN Midwest	Analyst	Report	“AirTran announced a bid to purchase Midwest Air Group, a niche carrier that focuses on business travelers, serving the Midwest, with a hub in Milwaukee. This merger would be an excellent strategic fit but Midwest Air has so far rebuffed the offer.”

Analysts Comments

Date	Individual	Organization	Position/Title	Source	Comments

2/4/2007	Marisa E. Thompson	Morningstar	Analyst	Baltimore Sun	“Eventually, a low-cost carrier will move in and [Midwest] will have to abandon the premium strategy because only a handful of people will be willing to pay if they have a choice,”

2/14/2007	Ray Neidl	Calyon Securities	Analyst	Report	“Consolidation among the smaller low-cost carriers is less likely. AirTran’s bid for Midwest Airlines in our opinion is unique since the two carriers are the largest operators of the now defunct B717, and there is limited or no overlap between the two systems.”

3rd Party Comments

Date	Individual	Organization	Position/Title	Source	Comments

12/14/2006	Joe Brancatelli	JoeSentMe.com	Travel Columnist	The Milwaukee Journal Sentinel	“They [AirTran] rarely bite off more than they can chew, and they don’t let their egos get in the way of business. They also cut a rational and understandable deal for the consumer.”

12/14/2006	Aaron Taylor	Eclat Consulting	Consultant	The Wisconsin State Journal (MCT)	“Midwest started out as the high-cost business model, where they were really targeting only business passengers. And AirTran’s routes were really the low-cost, leisure-type carrier. Over the last few years, Midwest has really pushed, not necessarily to get rid of their business routes, but to become more cost competitive and operate more like a low-cost carrier...AirTran, with the markets they’ve hit (recently), they’ve really pushed to become a business-type carrier. There’s really not a whole lot of overlap between AirTran and Midwest...I don’t quite understand quite why (Midwest) wouldn’t consider it. It has the potential to extend their longevity...But we’re really at a new point in the history of aviation for U.S. carriers. We went through a period during the beginning of 2000 where none of the network (major) carriers made any money. They were struggling. They’ve all restructured and made themselves extremely, extremely healthy...So the environment for carriers like AirTran and Midwest, the smaller guys, is that it’s going to be much more competitive.”

12/14/2006	Ed Mani	Burkhalter Travel	President	The Wisconsin State Journal (MCT)	“Our take is that it would be good for Madison fliers because it would bring a low-cost carrier into the market, which means lower airfares. It would be great for our customers.”

12/14/2006	Jay Sorensen	Shorewood Consultantcy	former Midwest marketing manager	The Milwaukee Journal Sentinel	“I don’t look for anything flashy to come out of AirTran. They don’t have a particular area of great expertise, but they do everything well.”

12/15/2006	Jay Sorensen	Shorewood Consultantcy	former Midwest marketing manager	Milwaukee Journal Sentinel	“There’s a tremendous amount of potential in this merger. I think (AirTran) will add service out of Milwaukee.”

12/15/2006	Lee Holloway	Milwaukee County Board	Chairman	Milwaukee Journal Sentinel	“There is a ‘great possibility’ that the interests of Milwaukee County, which owns Mitchell International Airport, would be protected if AirTran won the fight, Holloway said.”

12/15/2006	Terry Tripler	myvacationpassport.com	Travel Expert	Milwaukee Journal Sentinel	“Wherever they go, they’re the low-price leader.”

12/16/2006	Brian Belmonti	Midwest Connect	Captain	Milwaukee Journal Sentinel	“They gave it no discussion. They just rejected it. We see it simply as they’re selling our future down the road.”

12/17/2006	Jay Sorensen	Shorewood Consultantcy	former Midwest marketing manager	Milwaukee Journal Sentinel	“At the end of the day, Milwaukee needs to decide which is the lesser evil, AirTran or Northwest. I think it would be a mistake for Milwaukee to fall into the hands of Northwest. It’s been so badly served in the past by Northwest, good times or bad.”

3rd Party Comments

Date	Individual	Organization	Position/Title	Source	Comments

12/19/2006	Charles Fleming	Atlanta North Georgia Labor Council of the AFL-CIO	President	Atlanta North Georgia Labor Council of the AFL-CIO	“AirTran has shown that it can effectively compete with the legacy airlines in a way that benefits employees, airports, air travelers and communities. AirTran has evolved into one of the premier airlines in the industry today. AirTran is a unionized airline that has shown that AFL-CIO union members can match up with the employees of any airline. AirTran has great respect for organized labor and organized labor values.”

12/19/2006	Stuart Klaskin	KKC Aviation Consulting	Partner	Orlando Sentinel	“The combination of the trading activity pushing the trading price above the offer price and Midwest’s apparent coolness to the offer, there’s a potentially very dangerous combination. From the Midwest perspective, they need to be very careful they don’t create a situation where the price is bid up and the folks at AirTran walk away. There is a little bit of a go-it-alone mentality. I think what they’ve got to realize is that while they’re not going out of business quickly, realistically they’re not going to be more than they are now unless they merge with somebody.”

12/19/2006	Terry Tripler	myvacationpassport.com	Travel Expert	Orlando Sentinel	“They’re very aggressive. I would not bet against AirTran.”

12/20/2006	Allen Philpot (National Pilots Association), Don Toney (International Brotherhood of Teamsters), Loretta Jones (Reservations Agent Council), David Durkin (Local 540, Transport Workers Union), Bonnie Olson (Airport Agent Council)	National Pilots Association, International Brotherhood of Teamsters, Reservations Agent Council, Transport Workers Union, Airport Agent Council	President(s)	Orlando Business Journal	“As leaders of the Labor Organizations and Agent Councils that speak for AirTran Crew Members, we stand behind you in our joint objective to merge with Midwest Airlines. The common cultures and entrepreneurial spirit that are at the core of both airlines provide a foundation for a nation-wide low fare airline offering long-term secure work opportunities for all of us. We would welcome the opportunity to meet with our counterparts at Midwest Airlines, and to stand together to help make this merger a reality. We want to help and be a part of the successful effort to make this happen.”

12/20/2006	Kevin Johnson	Midwest	MD-80 F.O.	Email to Tad	“My name is Kevin Johnson, and I am a pilot for Midwest Airline. PLEASE keep up the pressure for the merger!! I am very excited about the potential of our two airlines working together, and I know that the huge majority of Midwest pilots feel the same way. I know you are busy, so I want to thank you for taking the time to read my email.”

12/21/2006	Brian Belmonti	Midwest Connect	Captain	Milwaukee Journal Sentinel	“We believed in the company. Our reward is to have our futures sold down the river to someone who has not participated in building the company.”

3rd Party Comments

Date	Individual	Organization	Position/Title	Source	Comments

12/27/2006	Charles Veit	[Letter to the Editor]	citizen	Milwaukee Journal Sentinel	“The comments and opinions of citizens and business leaders opposed to the takeover of Midwest Airlines by AirTran indicate a clear lack of understanding of the airline industry and the adverse economic effects for the metropolitan area if the merger doesn’t take place. Midwest Airlines is a very small airline. It will always be a small airline with no guarantee of survival in the airline industry. It doesn’t have the resources to compete with the larger airlines. Midwest Airlines’ reply to the merger was the fear it conveyed to the metropolitan area that air service would suffer and there would be job loss. The fact is Midwest hasn’t provided an increase in either of those areas for Milwaukee. The frequency of air service has remained stagnant and job growth minimal. Midwest Airlines has outsourced its aircraft maintenance and demanded and received wage and benefit concessions from its employees. AirTran offers the opportunity for job growth, increased flights and a general economic upturn for the area. Compared with other metropolitan areas of equal size to Milwaukee, our air service is awful - which may be an understatement. It’s time to forget about the chocolate chip cookies and move forward for the benefit of the entire metropolitan area.”

1/11/2007	Doug McVitie	Arran Aerospace	Managing Director	Bloomberg	“The deal makes sense, as the two airlines’ route systems barely overlap while they have substantial fleet commonality, [with each using Boeing Co. 717 aircraft] meaning easier integration of the two fleets,”

1/24/2007	KAHUNA1900@aol.com	Midwest	Pilot	Email to Judy	“Just to let you know a vast majority of the pilots question the ability of Midwest’s management to properly run our company. I for one as a Captain here at Midwest look forward to a great merger between our two great companies. P.S. they are so stubborn and have huge egos. Cheers.”

1/26/2007	Darryl Jenkins	George Washington University, Aviation Institute	Director	The Atlanta Journal-Constitution	“The only reason Midwest had any improvement in the last year was due to Northwest’s retrenchment. This is not a viable long-term strategy...I believe it would be less expensive to simply attack Midwest and take over Milwaukee. I understand it would take more time to do this...but if a merger does not take place, Midwest has no long-term future based on what they have outlined in their stand-alone plan.”

2/14/2007	Vaughn Cordle	AirlineForecasts	Chief Financial Analyst	The Atlanta Journal-Constitution	“AirTran and Midwest are a perfect match. The Midwest shareholders would be foolish to turn it down...They’d [Midwest] be better off merging, and AirTran is an excellent fit geographically and with complementary aircraft fleets. There’s really no alternative suitor...Remember Independence Air? They had a chance to merge with Mesa Airlines for $12 a share. But they destroyed $1.5 billion in market value by insisting on going it alone. Midwest should keep that in mind.”